Invesco Distributors, Inc.

Statement of Financial Condition
December 31, 2022

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21323

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Invesco Distributors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Greenway Plaza, Suite 1000
(No. and Street)

Houston	**TX**	**77046**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Gregson	**(404) 439-3485**	mark.gregson@invesco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

1075 Peachtree St. NE Suite 2600	**Atlanta**	**GA**	**30309**
(Address)	(City)	(State)	(Zip Code)
October 20,2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark Gregson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Invesco Distributors, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Andrian L. Hughes
Notary Public, State of Texas
Comm. Expires 07/27/2025
Notary ID 128592610

Signature:

Title:
Chief Financial Officer

Andrian L. Hughes
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Invesco Distributors, Inc.
Index
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Invesco Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Invesco Distributors, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2023

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 1075 Peachtree St NE #2600, Atlanta, GA 30309
T: (678) 419 1000, www.pwc.com/us

Invesco Distributors, Inc.
Statement of Financial Condition
December 31, 2022

(in thousands of dollars)

Assets

Cash and cash equivalents	$	91,200
Due from affiliated products		43,675
Loan due from parent		29,500
Deferred tax assets		3,622
Other assets		2,600
Total assets	$	170,597

Liabilities and stockholder's equity

Liabilities:

Due to affiliated companies		3,952
Due to non-customers		5,103
Due to dealers for distribution fees		47,001
Total liabilities	$	56,056

Stockholder's equity:

Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding		—
Additional paid-in capital		50,333
Retained earnings		64,208
Total stockholder's equity	$	114,541
Total liabilities and stockholder's equity	$	170,597

The accompanying notes are an integral part of this Statement of Financial Condition.

1. **Organization and Description of Business**

   Invesco Distributors, Inc. (the Company) is a Delaware corporation and a wholly owned subsidiary of Invesco Advisers, Inc. (IAI), a wholly-owned subsidiary of Invesco Group Services, Inc. (IGS), which is owned by Invesco Holding Company (US), Inc. (IHC), the ultimate U.S. parent of the Company. IHC is ultimately owned by Invesco Ltd., a publicly traded Bermuda holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

   The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

   The Company serves as the exclusive principal underwriter of certain investment company shares (the Invesco Funds) as well as the distributor of the CollegeBound 529 Plan (the 529 Plan), both of which are advised or managed by IAI. The Company also serves as distributor of certain exchange-traded funds (ETFs) managed by Invesco Capital Management LLC and is a selling agent for unit investment trusts sponsored by Invesco Capital Markets, Inc. In addition, the Company is engaged in the business of distributing certain collective trusts and other private placement-type products.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This Statement of Financial Condition has been prepared in conformity with U.S. generally accepted accounting principles (US GAAP) and, in the opinion of management, reflects all adjustments necessary for a fair Statement of Financial Condition for the period presented.

   All amounts reflected in this Statement of Financial Condition are presented in thousands of dollars, except where otherwise indicated.

   Use of Estimates
   The preparation of a Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

   The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

Invesco Distributors, Inc.
Notes to Financial Statements
December 31, 2022

Transactions with Affiliated Companies

Due from/to Affiliated Products

Amounts due from/to affiliated products represent fees from affiliated registered investment companies pursuant to Rule 12b-1 plans adopted by the affiliated registered investment companies, in accordance with the Investment Company Act of 1940. The Company also receives fees from the 529 Plan pursuant to the program description. Through such fees, the Company is compensated or reimbursed for expenses incurred by the Company for the distribution of shares of the affiliated registered investment companies, most of which are in turn passed through to third-party dealers of record.

Due to/from Affiliated Companies

Amounts due to/from affiliated companies are unsecured and are payable/receivable on demand. The balance consists primarily of intercompany funding from IAI and other affiliated companies for reimbursed expenses, as well as other intercompany activity.

Loan Due From Parent

The Company entered into an intercompany loan agreement with IAI on September 16, 2013 allowing the Company to lend up to $50,000 to IAI, which was renewed and extended on September 16, 2018. As of December 31, 2022, the Company has executed $29,500 of loans under this agreement. Executed loans under this agreement are unsecured, bear interest at a rate of four percent per annum and are payable on demand. The expiration date of the current agreement is September 16, 2023. Interest receivable of $59 is included in the Company's Statement of Financial Condition within Other Assets.

Fund Distribution Costs

The Company has entered into an agreement with IHC whereby IHC provides funding to the Company for Class C share commissions to third party brokers for the distribution of Class C shares. IHC obtains the rights to certain future income generated by Class C shares under the respective Invesco Funds' Rule 12b-1 plan provisions, certain provisions within the 529 Plan's program description, and contingent deferred sales charge (CDSC) provisions for a purchase price equal to the commissions paid to third party brokers for the distribution of Class C shares sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with Accounting Standards Codification (ASC) 860-10, *Transfers and Servicing.*

.As of December 31, 2022, all related amounts due to IHC are reflected within Due to affiliated companies in the Company's Statement of Financial Condition.

Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IHC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IHC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company records deferred tax assets and liabilities relating to temporary differences in the recognition of revenues and expenses for book versus tax purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.The Company does not have any unrecognized tax benefits as of December 31, 2022.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements

There are no accounting pronouncements recently adopted or pending accounting pronouncements.

3. **Fair Value Measurement**

ASC Topic 820, *Fair Value Measurements and Disclosures* establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC Topic 820 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $89,773 at December 31, 2022. Investments in money market funds are valued at the end of day net asset value per share and are classified within Level 1 of the valuation hierarchy. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2022.

4. **Income Taxes**

Federal current income taxes are provided at the statutory rate in effect during the year of 21% by the members of the consolidated group based on the amount that the respective member would

pay or have refunded if it were to file a separate return. The effective tax rate was approximately 27% due primarily to the effect of state income taxes. The deferred tax asset of $3,622 primarily relates to the deductibility of bonus payments and compensation for federal tax purposes.

At December 31, 2022, a $1,246 payable related to settlement of tax payments is reflected in Due to affiliated companies and a receivable of $201 related to state tax payments is reflected as part of Other assets.

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2014.

5.   Net Capital Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the SEC and FINRA. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250. At December 31, 2022, the Company had net capital of$67,278 which exceeded required net capital of $250 by $67,028.

6.   Concentration of Credit Risk

The Company is engaged in activities in which counterparties include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company manages such exposures by its policy to review, as necessary, the credit standing of each counterparty.

7.   Contingencies

The investment management industry is subject to extensive levels of ongoing regulatory oversight and examination. Governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to the Company's compliance with applicable laws and regulations. Lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in jurisdictions in which the Company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the Company's future financial results and its ability to grow its business.

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, no accrual is necessary as of December 31, 2022to provide for any such losses that may arise from matters for which the Company could reasonably estimate an amount.

8.   Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 24, 2023, which is the date the Statement of Financial Condition was issued. No subsequent events were noted in management's evaluation which would require disclosure.